MDU RESOURCES GROUP, INC.
        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
        AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS


                              Twelve Months       Year
                                  Ended          Ended
                             June 30, 1998   December 31, 1997
                                 (In thousands of dollars)

Earnings Available for
 Fixed Charges:

Net Income per Consolidated
 Statements of Income            $43,287       $ 54,617

Income Taxes                      21,849         30,743
                                  65,136         85,360

Rents (a)                          1,470          1,249

Interest (b)                      32,225         33,047

Total Earnings Available
 for Fixed Charges               $98,831       $119,656

Preferred Dividend Requirements  $   779       $    782

Ratio of Income Before Income
 Taxes to Net Income                 150%           156%

Preferred Dividend Factor on
 Pretax Basis                      1,169          1,220

Fixed Charges (c)                 33,695         34,296

Combined Fixed Charges and
 Preferred Dividends             $34,864       $ 35,516

Ratio of Earnings to Fixed
 Charges                            2.9x           3.5x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Dividends           2.8x           3.4x


(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income. Also includes carrying costs associated with natural gas available under a repurchase agreement with Frontier Gas Storage Company as more fully described in Notes to Consolidated Financial Statements.

(c)  Represents rents and interest, both as defined above.